Exhibit 99.1

PRESS RELEASE

SMX Achieves 100% Year-To-Date Growth in Commercialization Driven by Client Adoption & Transformation Across Industries

– SMX Expects Revenue Growth in 2023 –

NEW YORK, June 14, 2023 – Security Matters plc (Nasdaq: SMX) (“SMX” or “the Company”), a global leader in transforming supply chain marking, tracking, and measuring technologies, reports rapid growth in client adoption, across multiple industries, of its proprietary technologies that allow clients and end-users to see the entire history and composition of materials, from virgin to recycled state, including how many times it’s been recycled. This allows clients to better manage manufacturing challenges, address ESG concerns, and maintain sustainable growth. The Company achieved 100% year-to-date growth in commercialization due to increased adoption and experimental program conversions. As a result, SMX expects revenue growth in 2023.

“Our clients are experiencing significant improvements in how they manage complex challenges, from ESG standards to escalating regulatory scrutiny in their supply chain management,” said SMX Chief Executive Officer, Haggai Alon. “From fashion to natural rubber to metals and minerals, SMX technology enables companies to mark and digitize physical materials onto a private blockchain platform. We are delivering clear, crisp, and transparent data tracking to significantly assist our clients’ transition into a low-carbon economy.”

Commercial Relationships

In late 2022 going into early 2023, SMX announced a commercial relationship with Sumitomo Corporation, one of the world’s largest general trading companies (sōgō shōsha). The relationship, with a target goal US$35 million in sales, enables Sumitomo to use SMX’s special security features to allow for the invisible labeling of nonferrous metals with geographical origination and authentication information, with the potential to be linked to blockchain technology. This ensures ethical sourcing, recycling, and reuse – a critical issue for the metals and mining industry. SMX’s commercial relationship with Sumitomo contributes to the scaling of SMX’s marker technology with stakeholders and organizations within the US$1.3 trillion nonferrous metals market.

In March 2023, SMX announced a commercial relationship with tire manufacturer Continental AG, marking the first time that entire supply chain sustainability tracking has been attempted for natural rubber. Over 90% of the global natural rubber supply is limited to the world’s most threatened forests, an issue that is often overlooked and is now an important issue for ESG-minded investors. Recently, Continental AG committed to a 100% sustainable, carbon-neutral rubber supply chain by 2050; SMX believes that its technology will be critical to that effort. Continental AG’s collaboration with SMX resulted in the German tire company winning the Environmental Achievement of the Year – Manufacturing award for successfully developing and implementing SMX’s marker technology in tires, creating the foundation for greater transparency and traceability to the natural rubber supply chain.

Additionally, this year SMX is expecting to extend commercial relationships in the metals and mining industries, including steel, gold, silver, and other metals. The Company’s latest collaboration, trueSilver, with Sunshine Minting, a partner leading the effort to create standards for ethical sourcing. trueSilver is being formed to create transparency along the entire supply chain of the metals industry, from mine to finished product, enabling the ability to know the entire provenance and history of metals – including assurance of origin and the entire vaulting history – to serve the fashion, banking, and manufacturing industries. On June 7, 2023, SMX entered into a 120-day exclusive commercial relationship with Sunshine Minting, pursuant to which Sunshine shall evaluate the Company’s technology for its use, with possible further collaborations thereafter.

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6

PRESS RELEASE

SMX is also building on its success in the fashion industry, where cotton is often specifically singled out as unethical and unsustainable due to high water demands and poor working conditions. SMX has been recognized for its ability to potentially address many of the most serious ESG issues within the industry, earning the company the 2023 Global Enabling Technology Leadership Award from Frost & Sullivan. SMX’s technology empowers clients with its transparent, measurable, and tangible digital twin platform, allowing clients to identify the origins and material composition of raw materials and its packaging, thus enabling clients to transition to a low-carbon, circular economy. SMX’s technology creates a single platform that allows brands to address multiple ESG issues and create a culture of transparency and trust while maintaining sustainable growth.

“SMX has made critical inroads in penetrating vital industry segments and driving client adoption, and we expect the momentum to continue,” said Mr. Alon. “As with any innovation and technology breakthrough, it takes time to adopt and integrate. We are now seeing the beginnings of that adoption with clients integrating our technology into their supply chain management.”

About SMX

SMX integrates chemistry, physics, and computer science to give materials memory and create a culture of transparency and trust across multiple industries. The company’s nearly 100 patents support unique marking, measuring, and tracking technologies allowing clients to seamlessly deploy transparency at all levels of development and provide all stakeholders with a complete provenance of material composition and history, from virgin material to recycled, to address manufacturing challenges and ESG goals while maintaining sustainable growth. As a result, SMX’s technologies help companies address ESG commitments and transition more successfully to a low-carbon economy.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions, or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: successful launch and implementation of SMX’s joint projects with manufacturers and other supply chain participants of metals, steel, rubber and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts, and assumptions, and involve a number of judgments, risks, and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; the effects of the COVID-19 pandemic on SMX’s business; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.

—Ends—

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6

PRESS RELEASE

For further information contact:

MEDIA RELATION ENQUIRIES

Vinh Vuong

P: +1 646-946-2176

E: VINH@VUONGINC.COM

INVESTOR RELATION ENQUIRIES

Eric Dusansky

P: +1 917 420 1309 or +1 504 381 4603

E: eric@inflectionpartnersllc.com

SMX GENERAL ENQUIRIES

E: info@securitymattersltd.com

Follow us through our social channel @secmattersltd

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6